SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Theravance, Inc.

(Name of Subject Company)

Theravance, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88338T 10 4

(CUSIP Number of Class of Securities)

Rick E Winningham

Chief Executive Officer

Theravance, Inc.

901 Gateway Boulevard

South San Francisco, CA 94080

(650) 808-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Christopher D. Dillon, Esq.

John Dietz, Esq.

Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA 94025

(650) 321-2400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

The name of the subject company is Theravance, Inc. (“Theravance”).

(a) Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is filed herewith as Exhibit (a)(1)(i) and incorporated herein by reference.

(b) Reference is made to the information set forth under Background of Theravance in the Notice of Put Right, which is incorporated herein by reference.

Item 2.  Identity and Background of Filing Person

(a) Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.

(d) This statement is filed in connection with the notice to holders of Theravance Common Stock, par value $0.01 per share (the “Common Shares”), of their right to cause Theravance to purchase the Common Shares at a price of $19.375 per Common Share in cash on the terms set forth in the Notice of Put Right, which is incorporated herein by reference.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Reference is made to the information set forth under Background on the Put Right, The Put Right - GSK’s Obligation to Provide Funds to Purchase Common Shares, and Appendix B — Certain Additional Information About Theravance in the Notice of Put Right, which is incorporated herein by reference.  Reference is made to the Amended and Restated Governance Agreement attached hereto as Exhibit (e)(1), and the Amendment to the Amended and Restated Governance Agreement attached hereto as Exhibit (e)(2), both of which are incorporated herein by reference.

Item 4.  The Solicitation or Recommendation

Reference is made to the information set forth under Questions and Answers About the Put Right and Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.  The Board of Directors of Theravance is not making any recommendation regarding the Put Right.

Reference is made to the information set forth under Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference, for information concerning officers, directors or affiliates of Dreyer’s who intend to exercise the Put Right and require Dreyer’s to purchase Common Shares that are held beneficially or of record by such persons.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

Reference is made to the information set forth under Fees and Expenses; Persons Used, Certain Information Concerning Theravance and Certain Legal Matters — Miscellaneous in the Notice of Put Right, which is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

Reference is made to the information set forth under Background on the Put Right and Certain Information Concerning Theravance in the Notice of Put Right, which is incorporated herein by reference.

Item 7.  Purposes of the Transaction and Plans or Proposals

Reference is made to the information set forth under Summary Term Sheet, Background of Theravance, Background on the Put Right, The Put Right, and Certain Legal Matters in the Notice of Put Right, which is incorporated herein by reference.

Item 8.  Additional Information

Reference is made to the Letter of Transmittal, which is incorporated herein by reference.

Item 9.  Exhibits

(a)(1)(i) Notice of Put Right dated August 1, 2007.

(a)(1)(ii) Letter of Transmittal.

(a)(1)(iii) Notice of Guaranteed Delivery.

(a)(1)(iv) Substitute W-9 Guidelines.

(a)(1)(v) Summary Advertisement to be published on August 1, 2007.

(e)(1) Amended and Restated Governance Agreement dated as of June 4, 2004 by and among Theravance, SmithKline Beecham Corporation, GlaxoSmithKline plc, and Glaxo Group Limited.(1)

(e)(2) Amendment to the Amended and Restated Governance Agreement, dated as of May 11, 2007 by and among SmithKline Beecham Corporation, Theravance, GlaxoSmithKline plc and Glaxo Group Limited.

(e)(3) Restated Certificate of Incorporation of Theravance, Inc.(2)

(e)(4) Form of Indemnification Agreement for Directors and Officers of Theravance, Inc.(3)

(e)(5) Theravance, Inc. Stock Option Plan(1997), as amended.(4)

(e)(6) Long-Term Stock Option Plan.(5)

(e)(7) 2004 Equity Incentive Plan.(6)

(e)(8) Employee Stock Purchase Plan.(7)

(e)(9) Amended and Restated Change in Control Severance Plan.(8)

(e)(10) Offer Letter with Rick E Winningham dated August 23, 2001.(9)

(e)(11) Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Rick E Winningham to the registrant, dated as of July 1, 2002.(10)

(e)(12) Stock Pledge Agreement between the registrant and Rick E Winningham, dated as of July 1, 2002.(11)

(e)(13) Letter Agreement between the registrant and Rick E Winningham, dated as of June 4, 2004.(12)

(e)(14)Offer Letter with Patrick P.A. Humphrey dated April 6, 2001.(13)

(e)(15)Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Patrick P.A. Humphrey to the registrant, dated as of February 27, 2002.(14)

(e)(16) Stock Pledge Agreement between the registrant and Patrick P.A. Humphrey, dated as of February 27, 2002.(15)

(e)(17) Letter Agreement between the registrant and Patrick P.A. Humphrey dated June 4, 2004.(16)

(e)(18) Offer Letter with David L. Brinkley dated June 30, 2000.(17)

(e)(19) Offer Letter with Michael W. Aguiar dated as of January 31, 2005.(18)

(e)(20) Form of Notice of Grant and Stock Option Agreement under 2004 Equity Incentive Plan.(19)

(e)(21) Form of Stock Restriction Agreement under 2004 Equity Incentive Plan.(20)

(e)(22) Description of Cash Bonus Program, as amended.(21)

(e)(23) Stock Option Agreement between the Company and P. Roy Vagelos dated as of April 26, 2006.(22)

(g) None

(1)             Incorporated herein by reference to exhibit 10.14 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(2)             Incorporated herein by reference to exhibit 3.3 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(3)             Incorporated herein by reference to exhibit 10.11 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(4)             Incorporated herein by reference to exhibit 10.1 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(5)             Incorporated herein by reference to exhibit 10.2 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(6)             Incorporated herein by reference to exhibit 10.3 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(7)             Incorporated herein by reference to exhibit 10.4 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(8)             Incorporated herein by reference to exhibit 10.5 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(9)             Incorporated herein by reference to exhibit 10.17 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(10)       Incorporated herein by reference to exhibit 10.22 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(11)       Incorporated herein by reference to exhibit 10.23 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(12)       Incorporated herein by reference to exhibit 10.20 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(13)       Incorporated herein by reference to exhibit 10.21 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(14)       Incorporated herein by reference to exhibit 10.22 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(15)       Incorporated herein by reference to exhibit 10.23 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(16)       Incorporated herein by reference to exhibit 10.24 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(17)       Incorporated herein by reference to exhibit 10.25 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(18)       Incorporated herein by reference to exhibit 10.29 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(19)       Incorporated herein by reference to exhibit 10.30 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(20)       Incorporated herein by reference to exhibit 10.31 in the Company’s Registration Statement on Form S-1 (No. 333-116384).

(21)       Incorporated herein by reference to exhibit 10.32 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(22)       Incorporated herein by reference to the exhibit to the Company’s Current Report on Form 8-K filed on May 2, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAVANCE, INC.

By:	/s/ RICK E WINNINGHAM
Name: Rick E Winningham
Title: Chief Executive Officer

Dated: August 1, 2007